                                UNITED STATES                                  OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION           ------------------------------------
                            Washington, D.C. 20549
                                                                   OMB NUMBER:  3235-0145
                                                                   Expires:  October 31, 2002
                                 SCHEDULE 13D                      Estimated average burden hours per
                   Under the Securities Exchange Act of 1934       response ..... 14.9
                              (Amendment No. 4)*                   ------------------------------------



                                       CB Richard Ellis Services, Inc.
---------------------------------------------------------------------------------------------------------
                                             (Name of Issuer)
---------------------------------------------------------------------------------------------------------

                                        Common Stock, $0.01 par value
---------------------------------------------------------------------------------------------------------
                                        (Title of Class of Securities)
---------------------------------------------------------------------------------------------------------

                                                  12489L108
---------------------------------------------------------------------------------------------------------
                                                (CUSIP Number)

                                              William M. Wardlaw
                                     11100 Santa Monica Blvd., Suite 1900
                                         Los Angeles, California  90025
                                           Telephone:  (310) 444-1822
---------------------------------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                April 24, 2001
---------------------------------------------------------------------------------------------------------
                           (Date of Event which Requires Filing of this Statement)
---------------------------------------------------------------------------------------------------------

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

       Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See
       (S)240.13d-7 for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  SEC 1746 (2-98)

CUSIP No.  12489L108                                                Page 2 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    FS Equity Partners III, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                                Page 3 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    FS Capital Partners L.P., a California limited partnership
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          California
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                                Page 4 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    FS Holdings, Inc., a California corporation
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          California
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                                Page 5 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    FS Equity Partners International, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                                Page 6 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    FS & Co. International, L.P., a Cayman Islands exempted limited partnership
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          Cayman Islands
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                                Page 7 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    FS International Holdings Limited, a Cayman Islands exempted company limited by shares
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          Cayman Islands
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                                Page 8 of 15
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Bradford M. Freeman
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                                Page 9 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Ronald P. Spogli
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                               Page 10 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    William M. Wardlaw
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                               Page 11 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    J. Frederick Simmons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                               Page 12 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    John M. Roth
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No.  12489L108                                               Page 13 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Charles P. Rullman, Jr.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power    -0-
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power   8,929,436 (See Item 5)
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   -0-
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power  8,929,436 (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person   8,929,436 (See Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   40.4% (See Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

          This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on September 5, 1997, Amendment No. 1 as filed with the Commission on November 13, 2000, Amendment No. 2 as filed with the Commission on December 5, 2000 and Amendment No. 3 as filed with the Commission on February 27, 2001 (as amended, the "Schedule 13D").

          Items 2, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.   Identity and Background

          Item 2 of the Schedule 13D is hereby amended by deleting the third to the last paragraph thereof and replacing it with the following paragraph:

                As described in Item 4 below, CBRE Holding, Inc., a Delaware corporation formerly known as BLUM CB Holding Corp. ("Holding"), and its subsidiary Newco entered into an Agreement and Plan of Merger with the Issuer dated as of February 23, 2001, which was amended and restated as of April 24, 2001 (the "Agreement"), pursuant to which, on the terms and conditions set forth therein, Newco, a wholly owned subsidiary of Holding, would be merged with and into the Issuer (the "CBRE Merger"), and holders of Common Stock (other than certain holders described in Item 4 below) would receive consideration of $16.00 per share in cash (the "CBRE Merger Consideration") in exchange for their shar es.

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by deleting paragraph one thereof and replacing it with the following paragraph:

                On April 24, 2001, Newco, Holding and the Issuer entered into the Agreement (attached hereto as Exhibit 5) pursuant to which, on the terms and subject to the conditions set forth therein, Newco will be merged with and into the Issuer, and holders of Common Stock (other than certain holders described in Item 4) will receive the CBRE Merger Consideration in exchange for each of their shares.

          Item 4 of the Schedule 13D is hereby amended by deleting paragraphs three and four thereof and replacing them with the following paragraphs:

                On the terms and subject to the conditions set forth in the Agreement, at the effective time of the CBRE Merger, the Issuer's Deferred Compensation Plan will be amended so that each CBRE Stock Fund Unit (as defined in the Issuer's Deferred Compensation Plan) will thereafter represent the right to receive a share of the common stock of Holding in accordance with the terms and conditions set forth in the Issuer's Deferred Compensation Plan. Each participant in the Issuer's Deferred Compensation Plan who has CBRE Stock Fund Units that are vested and are credited to his or her account as of the Effective Time ("Vested CBRE Stock Fund Units") will be required, prior to the effective time, to make one of the following elections with respect to such Vested CBRE Stock Fund Units: (i) convert the value of his or her Vested CBRE Stock Fund Units (based upon the value of $16.00 per Vested CBRE Stock Fund Unit) into any of the insurance mutual fund or interest index fund alternatives provided under the Issuer's Deferred Compensation Plan as of the Effective Time, or (ii) continue to hold the Vested CBRE Stock Fund Units in his or her account under the Issuer's Deferred Compensation Plan; provided, however, that the election set forth in the foregoing clause (ii) will only be available to participants in the Issuer's Deferred Compensation Plan who have Vested CBRE Stock Fund Units and are United States employees of the Issuer or any of its subsidiaries or independent contractors of the Issuer or its subsidiaries in the states of California, New York, Illinois or Washington, in each of the foregoing cases as of the Effective Time.

                On the terms and subject to the conditions set forth in the Agreement, at the effective time of the CBRE Merger, each participant in the Issuer's Capital Accumulation Plan with an account balance invested in the Company Stock Fund (as defined in the Issuer's Capital Accumulation Plan) (a "Stock Fund Participant") will receive, in consideration for such participant's shares of Common Stock in the Company Stock Fund, the product of the number of shares of Common Stock held in the Company Stock Fund at such time multiplied by $16.00 (the "Plan Proceeds"). As of the effective time of the CBRE Merger, provided that a Registration Statement on

          Form S-1 of Holding has been declared effective by the Commission prior thereto, each participant in the Issuer's Capital Accumulation Plan, including any Stock Fund Participant, who is a United States employee of the Issuer or any of its subsidiaries as of the effective time of the CBRE Merger (the "Eligible Participants"), may invest, pursuant to the terms of the Capital Accumulation Plan, in shares of the common stock of Holding (the "Holding Shares"), based on a price of $16.00 per share; provided, however, that the aggregate number of Holding Shares that all Eligible Participants will be entitled to purchase will not exceed fifty percent of the total number of shares of Common Stock held in the Company Stock Fund by all Stock Fund Participants as of April 1, 2001 (the "Share Limit"); provided, further, that Holding may increase the Share Limit in its sole discretion. In the event that the Eligible Participants request to purchase an aggregate number of Holding Shares in excess of the Share Limit, the amount subscribed to by each Eligible Participant shall be reduced pro rata based on the number of shares of Holding each Eligible Participant initially requested to purchase. Notwithstanding anything to the contrary stated in this Schedule 13D, no Eligible Participant will be entitled to have greater than 50% of his or her total account balance in the Issuer's Capital Accumulation Plan invested in Holding Shares as of the Effective Time (with all other investments in the Capital Accumulation Plan account of such Eligible Participant being valued as of the month end immediately preceding the effectiveness of Holding's Registration Statement on Form S-1).


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 of the Schedule 13D is hereby amended by deleting paragraph one and replacing it with the following paragraph:

                As described in Items 2 and 4 hereof, Holding and Newco have entered into the Agreement (attached hereto as Exhibit 5) with the Issuer dated as of April 24, 2001, whereby, among other things, Newco will merge with and into the Issuer. In connection with the Agreement, each share of the Common Stock (other than as described in Item 4) will be converted into the right to receive the CBRE Merger Consideration.


Item 7.   Material to Be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby amended by deleting paragraph five thereof and replacing it with the following:

          5. Amended and Restated Agreement and Plan of Merger, dated as of April 24, 2001.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2001

                                 FS EQUITY PARTNERS III, L.P.,
                                 a Delaware limited partnership

                                 By:  FS Capital Partners, L.P.
                                      Its:  General Partner

                                      By:  FS Holdings, Inc.
                                           Its:  General Partner

                                           By:  /s/ J. Frederick Simmons
                                                ------------------------
                                                J. Frederick Simmons
                                                Title:  Vice President

                                 FS CAPITAL PARTNERS, L.P.,
                                 a California limited partnership

                                 By:  FS Holdings, Inc.
                                      Its:  General Partner

                                           By:  /s/ J. Frederick Simmons
                                                ------------------------
                                                J. Frederick Simmons
                                                Title:  Vice President

                                 FS HOLDINGS, INC.,
                                 a California corporation

                                           By:  /s/ J. Frederick Simmons
                                                ------------------------
                                                J. Frederick Simmons
                                                Title:  Vice President

                                 FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                                 a Delaware limited partnership

                                 By:  FS&Co. International, L.P.,
                                      Its:  General Partner

                                 By:  FS International Holdings Limited
                                      Its:  General Partner

                                           By:  /s/ J. Frederick Simmons
                                                ------------------------
                                                J. Frederick Simmons
                                                Title:  Vice President

                                 FS&CO. INTERNATIONAL, L.P.,
                                 a Cayman Islands exempted limited partnership

                                 By:  FS International Holdings Limited
                                      Its:  General Partner

                                      By:  /s/ J. Frederick Simmons
                                           ------------------------
                                           J. Frederick Simmons
                                           Title:  Vice President

                                 FS INTERNATIONAL HOLDINGS LIMITED,
                                 a Cayman Islands exempted company limited by shares

                                 By:  /s/ J. Frederick Simmons
                                      ------------------------
                                      J. Frederick Simmons
                                      Title:  Vice President


                                      /s/ J. Frederick Simmons, attorney-in-fact
                                      ------------------------------------------
                                      Bradford M. Freeman


                                      /s/ J. Frederick Simmons, attorney-in-fact
                                      ------------------------------------------
                                      Ronald P. Spogli


                                      /s/ J. Frederick Simmons, attorney-in-fact
                                      ------------------------------------------
                                      William M. Wardlaw


                                      /s/ J. Frederick Simmons
                                      ------------------------
                                      J. Frederick Simmons


                                      /s/ J. Frederick Simmons, attorney-in-fact
                                      ------------------------------------------
                                      John M. Roth


                                      /s/ J. Frederick Simmons, attorney-in-fact
                                      ------------------------------------------
                                      Charles P. Rullman, Jr.